United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Coinbase Global, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

19260Q107

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19260Q107	Schedule 13G	Page 2 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Frederick Ernest Ehrsam III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,406,133 shares of Class A Common Stock (See Item 4)
	6	SHARED VOTING POWER 3,705,596 shares of Class A Common Stock (See Item 4)
	7	SOLE DISPOSITIVE POWER 15,406,133 shares of Class A Common Stock (See Item 4)
	8	SHARED DISPOSITIVE POWER 3,705,596 shares of Class A Common Stock (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,111,729 shares of Class A Common Stock (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (See Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 19260Q107	Schedule 13G	Page 3 of 6

ITEM 1.

(a)	Name of Issuer:

Coinbase Global, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

Not applicable. According to the Issuer’s current report on Form 8-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 10, 2023, the Issuer is a remote-first company and, accordingly, does not maintain a headquarters.

ITEM 2.

(a)	Name of Person Filing:

This statement is filed on behalf of Frederick Ernest Ehrsam III (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Person is 201 Post Street, Floor PH, San Francisco, CA 94108.

(c)	Citizenship of each Reporting Person is:

The Reporting Person is a citizen of the United States.

(d)	Title of Class of Securities:

Class A Common Stock, $0.00001 par value per share (“Class A Common Stock”)

(e)	CUSIP Number:

19260Q107

ITEM 3.

Not applicable.

CUSIP No. 19260Q107	Schedule 13G	Page 4 of 6

ITEM 4.	Ownership.

The ownership information below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2022, based upon 178,849,467 shares of Class A Common Stock outstanding as of October 27, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 3, 2022. The information below assumes the conversion of the Class B common stock, $0.00001 par value per share (“Class B Common Stock”), of the Issuer indirectly held by the Reporting Person into shares of Class A Common Stock of the Issuer on a one-to-one basis.

(a)	Amount beneficially owned:

The Reporting Person is deemed to be the beneficial owner of 19,111,729 shares of Class A Common Stock, which includes: (i) 4,662 shares of Class A Common Stock held by FE Management LP, (ii) 1,134,678 shares of Class A Common Stock held by the Frederick Ernest Ehrsam III Living Trust, (iii) 6,410,558 shares of Class A Common Stock issuable upon conversion of 6,410,558 shares of Class B Common Stock held by the Frederick Ernest Ehrsam III Living Trust, (iv) 2,389,492 shares of Class A Common Stock issuable upon conversion of 2,389,492 shares of Class B Common Stock held by the Frederick Ernest Ehrsam III 2020 Grantor Retained Annuity Trust, (v) 2,583,752 shares of Class A Common Stock held by Paradigm Fund LP (“Paradigm Fund”), (vi) 1,121,844 shares of Class A Common Stock held by Paradigm One LP (“Paradigm One”), (vii) 2,719,574 shares of Class A Common Stock issuable upon conversion of 2,719,574 shares of Class B Common Stock held by the Armstrong 2014 Irrevocable Trust, (viii) 2,145,532 shares of Class A Common Stock issuable upon conversion of 2,145,532 shares of Class B Common Stock held by the Brian Armstrong 2018 Irrevocable Trust, and (ix) 601,637 shares of Class A Common Stock issuable upon conversion of 601,637 shares of Class B Common Stock held by the Brian Armstrong Legacy Trust.

The Reporting Person disclaims beneficial ownership of Class A Common Stock and Class B Common Stock held by FE Management LP, Paradigm Fund, Paradigm One and each of the forementioned trusts, except to the extent of his pecuniary interest therein, if any.

(b)	Percent of class: 9.9%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 15,406,133 (1)

(ii) Shared power to vote or direct the vote: 3,705,596 (2)

(iii)Sole power to dispose or to direct the disposition of: 15,406,133 (1)

(iv) Shared power to dispose or to direct the disposition of: 3,705,596 (2)

(1) Consists of the shares of Class A Common Stock and Class B Common Stock held by (i) FE Management LP, (ii) the Frederick Ernest Ehrsam III Living Trust, (iii) the Frederick Ernest Ehrsam III 2020 Grantor Retained Annuity Trust, (iv) the Armstrong 2014 Irrevocable Trust, (v) the Brian Armstrong 2018 Irrevocable Trust and (vi) the Brian Armstrong Legacy Trust.

The Reporting Person is the sole trustee of the Frederick Ernest Ehrsam III Living Trust and the Frederick Ernest Ehrsam III 2020 Grantor Retained Annuity Trust and has sole voting and dispositive power with regard to the shares of Class A Common Stock and Class B Common Stock held by such trusts.

FE Management Inc., the general partner of FE Management LP, has sole voting and dispositive power with regard to the shares of Class A Common Stock held by FE Management LP. The Frederick Ernest Ehrsam III Living Trust is the beneficial owner of FE Management Inc. and has sole voting and dispositive power with regard to the shares of Class A Common Stock held by FE Management LP.

The Reporting Person is the sole trustee and the special trustee of the Armstrong 2014 Irrevocable Trust and has sole voting and dispositive power with regard to the shares of Class B Common Stock held by such trust. The settlor of such trust has the power to remove the Reporting Person as the trustee and any special trustee at any time.

The Reporting Person is the sole trustee of the Brian Armstrong 2018 Irrevocable Trust and has sole voting and dispositive power with regard to the shares of Class B Common Stock held by such trust. The grantor/settlor of such trust has the power to remove the Reporting Person as the trustee at any time.

The Reporting Person is the Independent Trustee and Investment Advisor of the Brian Armstrong Legacy Trust and has sole voting and dispositive power with regard to the shares of Class B Common Stock held by such trust. The grantor/settlor of such trust has the power to remove the Reporting Person as Independent Trustee and Investment Advisor at any time.

(2) Consists of the shares of Class A Common Stock held by Paradigm Fund and Paradigm One.

Paradigm Fund GP LLC (“Paradigm Fund GP”), the general partner of Paradigm Fund, has sole voting and dispositive power with regard to the shares of Class A Common Stock held by Paradigm Fund. The Frederick Ernest Ehrsam III Living Trust and Matthew Huang are the managing members of Paradigm Fund GP and have shared voting and dispositive power with regard to the shares of Class A Common Stock held by Paradigm Fund.

Paradigm One GP LLC (“Paradigm One GP”), the general partner of Paradigm One, has sole voting and dispositive power with regard to the shares of Class A Common Stock held by Paradigm One. The Frederick Ernest Ehrsam III Living Trust and Matthew Huang are the managing members of Paradigm One GP and have shared voting and dispositive power with regard to the shares of Class A Common Stock held by Paradigm One.

CUSIP No. 19260Q107	Schedule 13G	Page 5 of 6

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of a Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 19260Q107	Schedule 13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Frederick Ernest Ehrsam III

/s/ Frederick Ernest Ehrsam III